

November 27, 2023

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

>   **Re: Healthy Choice Wellness Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 1, 2023**
>   **File No. 333-274435**

Dear Jeffrey Holman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 30, 2023

Dilution, page 28

1.   You disclose that 9,800,000 shares of common stock will be outstanding after this offering, excluding the 60,000 shares of Class A common stock reserved for the underwriters. It appears this number of common stock shares includes 1,325,000 shares of Series A Preferred Stock on an as converted basis calculated based on the initial conversion price of $10 per share. Please tell us why it is appropriate to include Series A Preferred Stock shares in the total number of common stock shares outstanding after this offering.

Executive Compensation, page 40

2.   Please revise this section to provide the disclosure required by Item 402 of Regulation S-K for the named executive officers and directors. Please also file any employment

agreements entered into with the officers and directors as exhibits to the registration statement.

Financial Statements of Greens Natural Foods, Inc., page F-1

3. Please provide Green's Natural Foods, Inc.'s financial statements for the interim period ended September 30, 2022 as required in Rule 3-05(b) of Regulation S-X.

Independent Auditor's Report on the Audit of the Combined Financial Statements, page F-57

4. The auditor's report on Green's Natural Foods, Inc.'s financial statements is quantified. Please obtain and file a new audit report that is unqualified. Refer to SAB Topic 1.E.2.

General

5. We note your revisions in response to prior comment 11. Please disclose, if accurate, that the Series E Preferred Stock does not give the holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred Stock for HCWC, as the Series E Preferred Stock was issued by HCMC. In addition, it appears that you will have Class A common stock, Class B common stock, and Series A Preferred Stock. Please clarify, if true, that the Class A common stock and Class B common stock have the same rights, preferences and privileges. With respect to the Series A Preferred Stock, please tell us whether the voting rights attached to the Series A is different from the voting rights attached to the Class A common stock. If so, revise your risk factors, cover page and the section entitled Description of HCWC's Capital Stock to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also file the instrument defining the rights of Series A Preferred Stock holders, or tell us why you do not believe you are required to do so.

6. Please tell us whether you intend to file the Separation Agreement, Tax Matters Agreement, the Employee Matters Agreement and the Transition Service Agreement as exhibits to your registration statement, or tell us why you do not believe you are required to file these agreements. See Item 601(b)(10) of Regulation S-K. We note that certain of these agreements are included in your Form S-1 (333-275209), and it appears they should also be filed with this S-1.

7. We note your response to prior comment 1 that the offering price will be fixed at $10.00 per share, and that the price reflects your assessment of the price at which investors might be willing to participate in the offering based on, among other things, the market values and various valuation measures of other companies engaged in similar activities. Please tell us how you have already determined a fixed price for the offering and the manner in which the price was set, and tell us the involvement of Maxim Group LLC in determining the offering price and how market values and valuation measures of other companies were used to set the offering price. Tell us whether the price was or will be set through any traditional marketing of the offering by the underwriters and/or price discovery activities,

and whether Maxim Group has had contact with potential investors in the offering. Please also tell us whether the trading price following the spin-off will impact the offering price, and, if not, please tell us why and how you intend to reconcile the offering price with the "regular-way" trading that you expect to begin on the first trading day following the Distribution Date. Please disclose and explain the precise order and mechanics of the events that will occur in the Spin-Off and the Offering, including the interplay between the two and how and when shares in both transactions will be priced and distributed to holders. Also explain what you mean that the offering price is subject to change as a result of market conditions, as disclosed under "Determination of Offering Price," and how this is consistent with a firm commitment offering, as well as what it means that Maxim intends to make a market in your Class A common stock and why this is necessary in a firm commitment offering.

Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services